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                          September 9, 2021

       Jason Greene
       Executive Vice President, Chief Legal Officer and Secretary Berry Global Group, Inc.
       101 Oakley Street
       Evansville, Indiana 47710

                                                        Re: Berry Global Group,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 2,
2021
                                                            File No. 333-259272

       Dear Mr. Greene:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Tyler Mark